UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 2, 2025

Akoya Biosciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40344	47-5586242
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Campus Drive, 6th Floor Marlborough, MA (Address of principal executive offices)	01752 (Zip Code)

(855) 896-8401

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.00001 per share	AKYA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01 Entry into a Material Definitive Agreement.

Securities Purchase Agreement

On April 2, 2025, Akoya Biosciences, Inc. (“Akoya”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Quanterix Corporation (“Quanterix”), pursuant to which Akoya will issue and sell to Quanterix from time to time, in a private placement, one or more convertible promissory notes having an aggregate principal amount of up to $30,000,000 (the “Convertible Notes”). Akoya may draw on the Convertible Notes between May 15, 2025 and the earlier of (a) the closing of the transactions contemplated by the Agreement and Plan of Merger, dated as of January 9, 2025, as it may be amended from time to time, by and among Quanterix, Akoya and Wellfleet Merger Sub, Inc. (the “Merger Agreement”) and (b) July 9, 2025 if the Merger Agreement is lawfully terminated pursuant to its terms on or prior to such date; provided, however, that if the closing of the transaction contemplated by the Merger Agreement occurs on or prior to May 15, 2025, Akoya may not draw the Convertible Notes. Additionally, if the initial termination date of July 9, 2025 is extended to January 9, 2026 in accordance with the terms of the Merger Agreement, Akoya may draw on the Convertible Notes until January 9, 2026.

Any Convertible Notes issued under the Securities Purchase Agreement will mature on the earliest to occur of (i) the 91st day following the earlier of (a) November 1, 2027 and (b) the date that Akoya’s indebtedness under the Credit and Security Agreement, dated October 27, 2020, by and among Akoya, Midcap Financial Trust, as a lender and as agent (“MidCap”), and the other lenders named therein (the “Akoya Existing Loan Agreement”) is repaid in full and all commitments under such documents have been terminated and (ii) subject to the terms of the Subordination Agreement (as defined below), any acceleration of the Convertible Notes. Any Convertible Note issued under the Securities Purchase Agreement will bear interest at a rate per annum equal to the SOFR interest rate plus an applicable margin specified in the Convertible Note to, but excluding, the date of repayment or conversion of the Convertible Note. Interest on the Convertible Notes will be paid in arrears on the first day of each month and on the maturity date of the Convertible Notes. Subject to the terms of the Subordination Agreement, any interest payments will be made exclusively to Quanterix in cash.

If drawn, the Convertible Notes will be convertible at the election of Quanterix during the period beginning on the date, if any, that the Merger Agreement is terminated and ending on the maturity date of the Convertible Notes into shares of common stock, par value $0.00001, of Akoya (“Akoya Common Stock”), at a conversion price equal to the product of (i) the exchange ratio set forth in the Merger Agreement, as it may be adjusted pursuant to the terms of the Merger Agreement, and (ii) the VWAP of Quanterix’s common stock for the 10 consecutive trading days ending on the trading day prior to the entry into the Merger Agreement, subject to adjustment.

The Convertible Notes prohibit conversion if it would result in the issuance of more than 19.99% of Akoya Common Stock in the aggregate prior to obtaining stockholder approval. The Convertible Notes will also contain customary anti-dilution provisions to adjust the conversion price from time to time based upon certain issuances of securities by Akoya. The Securities Purchase Agreement contains customary representations and warranties and events of default as well as certain operating covenants applicable to Akoya until the closing of the transaction contemplated by the Merger Agreement.

Registration Rights Agreement

At such time as Akoya draws any funds and thereby issues any Convertible Notes, Akoya and Quanterix will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Akoya must prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) no later than August 13, 2025 a registration statement with respect to the resale of shares of Akoya Common Stock issuable upon conversion of the Convertible Notes.

Subordination Agreement

At such time as Akoya draws any funds and thereby issues any Convertible Notes, Quanterix, Akoya and MidCap will enter into a subordination agreement (the “Subordination Agreement”), pursuant to which Quanterix and Akoya will agree, among other things, that the Convertible Notes will be subordinate to any debt outstanding and obligations owing under the Akoya Existing Loan Agreement.

The description of the Securities Purchase Agreement, form of Convertible Note, form of Registration Rights Agreement and form of Subordination Agreement (collectively, the “Transaction Documents”) set forth above is only a summary of their material terms, does not purport to be complete, and is qualified in its entirety by reference to the full and complete terms contained in the Securities Purchase Agreement, form of Convertible Note, form of Registration Rights Agreement and form of Subordination Agreement, which are filed as Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to this Form 8-K and incorporated into this Item 1.01 by reference. The Transaction Documents are not intended to be a source of factual, business or operational information about Quanterix, Akoya or their subsidiaries. The representations, warranties and covenants contained in the Transaction Documents were made only for purposes of such Transaction Documents and as of specific dates, were solely for the benefit of the parties to such Transaction Documents, and may be subject to limitations agreed upon by the parties, including being qualified by disclosures for the purpose of allocating contractual risk between the parties instead of establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Accordingly, investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated into this item by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated into this item by reference.

Item 9.01 Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit Number	Description
10.1	Securities Purchase Agreement, dated April 2, 2025, between Akoya Biosciences, Inc. and Quanterix Corporation.

10.2	Form of Convertible Note

10.3	Form of Registration Rights Agreement

10.4	Form of Subordination Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Important Additional Information

In connection with the proposed acquisition of Akoya. by Quanterix, Quanterix filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary joint proxy statement of Quanterix and Akoya and a preliminary prospectus of Quanterix (the “Joint Proxy Statement/Prospectus”), and each of Quanterix and Akoya may file with the SEC other relevant documents regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY QUANTERIX AND AKOYA, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTERIX, AKOYA AND THE PROPOSED TRANSACTION. A definitive copy of the Joint Proxy Statement/Prospectus will be mailed to Quanterix and Akoya stockholders when that document is final. Investors and security holders will be able to obtain the Registration Statement and the Joint Proxy Statement/Prospectus, as well as other filings containing information about Quanterix and Akoya, free of charge from Quanterix or Akoya or from the SEC’s website when they are filed. The documents filed by Quanterix with the SEC may be obtained free of charge at Quanterix’s website, at www.quanterix.com, or by requesting them by mail at Quanterix Investor Relations, 900 Middlesex Turnpike, Billerica, MA 01821. The documents filed by Akoya with the SEC may be obtained free of charge at Akoya’s website, at www.akoyabio.com, or by requesting them by mail at Akoya Biosciences, Inc., 100 Campus Drive, 6th Floor, Marlborough, MA 01752 ATTN: Chief Legal Officer.

Participants in the Solicitation

Quanterix and Akoya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Quanterix or Akoya in respect of the proposed transaction. Information about Quanterix’s directors and executive officers is available in the Joint Proxy Statement/Prospectus, and other documents filed by Quanterix with the SEC. Information about Akoya’s directors and executive officers is available in the Joint Proxy Statement/Prospectus and Akoya’s proxy statement dated April 23, 2024, for its 2024 Annual Meeting of Stockholders, and other documents filed by Akoya with the SEC. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the definitive Joint Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Quanterix or Akoya as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the Merger, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this Current Report on Form 8-K which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, among other things, projections as to the anticipated benefits of the transaction contemplated by the Merger Agreement (the “Merger”) as well as statements regarding the impact of the Merger on Quanterix’s and Akoya’s business and future financial and operating results, the amount and timing of synergies from the Merger and the closing date for the Merger. Words and phrases such as “may,” “approximately,” “continue,” “should,” “expects,” “projects,” “anticipates,” “is likely,” “look ahead,” “look forward,” “believes,” “will,” “intends,” “estimates,” “strategy,” “plan,” “could,” “potential,” “possible” and variations of such words and similar expressions are intended to identify such forward-looking statements. Quanterix and Akoya caution readers that forward-looking statements are subject to certain risks and uncertainties that are difficult to predict with regard to, among other things, timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks and uncertainties include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Quanterix or Akoya; the failure to obtain stockholder approvals or to satisfy any of the other conditions to the Merger on a timely basis or at all; the possibility that the anticipated benefits and synergies of the Merger are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Quanterix and Akoya do business; the possibility that the Merger may be more expensive to complete than anticipated; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; changes in Quanterix’s share price before the closing of the Merger; risks relating to the potential dilutive effect of shares of Quanterix common stock to be issued in the Merger; the ability of Akoya to repay any Convertible Notes and other factors that may affect future results of Quanterix, Akoya and the combined company. Additional factors that could cause results to differ materially from those described above can be found in the Joint Proxy Statement/Prospectus, and in other documents Quanterix and Akoya file with the SEC, which are available on the SEC’s website at www.sec.gov.

All forward-looking statements, expressed or implied, included in this Current Report are expressly qualified in their entirety by the cautionary statements contained or referred to herein. If one or more events related to these or other risks or uncertainties materialize, or if Quanterix’s or Akoya’s underlying assumptions prove to be incorrect, actual results may differ materially from what Quanterix and Akoya anticipate. Quanterix and Akoya caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made and are based on information available at that time. Neither Quanterix nor Akoya assumes any obligation to update or otherwise revise any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 4, 2025	Akoya Biosciences, Inc.

	By:	/s/ Brian McKelligon
Brian McKelligon
Chief Executive Officer

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